Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated July 25, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (as defined in the Offer to Purchase) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

Up to 1,316,866 Outstanding Shares of Common Stock

(and Associated Preferred Stock Purchase Rights)

of

iGo, Inc.

at

$3.95 Net Per Share

by

Steel Excel Inc.

Steel Excel Inc., a Delaware corporation (“Purchaser”) is offering to purchase up to 1,316,866 issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of iGo, Inc., a Delaware corporation (“iGo”), together with the associated preferred stock purchase rights issued in connection with and subject to the Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of June 20, 2013, as amended, by and between iGo and Computershare Trust Company, N.A. (the “Depositary”) at a price of $3.95 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Stockholders of record who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 22, 2013

UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION

DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to a Stock Purchase and Sale Agreement, dated as of July 11, 2013, by and between Purchaser and iGo (the “Purchase Agreement”).

The purpose of the Offer is for Purchaser to acquire a significant, but not majority, ownership interest in iGo, together with representation on iGo’s Board, in an attempt to rejuvenate, reposition and restructure the iGo business and brand by focusing on profitable business lines and implementing a lower cost structure to achieve profitability.

The Offer is not subject to any financing condition. The Offer is conditioned upon there being validly tendered and not withdrawn in accordance with the terms of the Offer, at least 897,864, or 30.0%, of the Shares (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in the Purchase Agreement and described in this Offer, including, among other conditions, (i) the absence of a Company Material Adverse Effect (as defined in the Purchase Agreement and described in the Offer to Purchase), (ii) that the purchase of the Shares pursuant to the Offer does not result in any impairment or reduction of iGo’s net operating losses under Section 382 of the Internal Revenue Code of 1986, as amended, and (iii) the satisfaction or waiver of the other conditions set forth in the Purchase Agreement and described in the Offer to Purchase. See Section 15 - “Conditions of the Offer and the Top-Up Purchase” of the Offer to Purchase.

If more than 1,316,866 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer, Shares tendered will be subject to proration. Purchaser will purchase Shares on a pro rata basis, with fractional Shares rounded to the nearest whole Share, such that the aggregate number of Shares that Purchaser purchases is equal to 1,316,866 Shares. See Section 2 – “Acceptance for Payment; Proration; Payment” of the Offer to Purchase.

The Purchase Agreement provides that if, upon the expiration of the Offer (the “Offer Closing”), less than 1,316,866 Shares are tendered in the Offer, Purchaser shall purchase from iGo newly issued Shares at the Offer Price (the “Top-Up Purchase”) so that such number of newly issued Shares, when added to the number of Shares owned by Purchaser following consummation of the Offer, constitutes 44.0% of iGo’s Shares then outstanding on a fully-diluted basis, as adjusted for and taking into account those Shares issued pursuant to the Top-Up Purchase.

The board of directors of iGo has, upon the terms and subject to the conditions set forth in the Purchase Agreement, unanimously (i) determined that the Purchase Agreement and the transactions contemplated thereby, including without limitation, the Offer, upon the terms and conditions set forth in the Purchase Agreement, are advisable, fair to and in the best interests of iGo and iGo’s stockholders (ii) approved the Purchase Agreement and the transactions contemplated thereby, including the Offer, on the terms and subject to the conditions set forth in the Purchase Agreement, and (iii) recommended that iGo’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in making payment. In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of: (i) the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a transfer effected pursuant to the book-entry transfer procedures described in the Offer to Purchase, a timely book-entry confirmation with respect to such Shares into the Depositary’s account at the Depositary Trust Company (the “Book-Entry Transfer Facility”) and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) and (ii) any other documents required by the Letter of Transmittal. See Section 3 - “Procedures for Tendering Shares” of the Offer to Purchase for a full description of the required mechanics for tending Shares.

If any tendered Shares are not accepted for payment for any reason, including as a result of proration, or if certificates are submitted for more Shares than are tendered, certificates representing un-purchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Depositary will notify the Book-Entry Transfer Facility of our decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

Subject to the terms of the Purchase Agreement, Purchaser may, at any time and from time to time before the Expiration Date, extend the Offer to the extent required by applicable laws or applicable rules, regulations, interpretations or positions of the United States Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Market, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of iGo, Purchaser may not: (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price; (iii) waive or modify the Minimum Condition; (iv) add to the conditions to the Offer or modify or change any condition to the Offer in a manner adverse in any material respect to any stockholders of iGo; (v) except as otherwise provided in the Purchase Agreement and as described in this Offer to Purchase, terminate, extend or otherwise change the Expiration Date; (vi) change the form of consideration payable in the Offer; or (vii) otherwise amend any of the terms of the Offer in a manner adverse in any material respect to any stockholders of iGo.

If on or prior to the Expiration Date (or any extension thereof), any of the conditions to the Offer have not been satisfied or waived, Purchaser has agreed to extend the Offer to permit the satisfaction of such conditions (for one or more periods of up to 10 business days, the length of each such period to be determined by Purchaser in its discretion). Purchaser is not required to extend the Offer beyond September 1, 2013. See Section 1 - “Terms of the Offer” of the Offer to Purchase for additional information. If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer.

Any extension, termination, waiver or amendment of the Offer will be followed, as promptly as practicable, by a public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Following the expiration of the Offer, Purchaser will not conduct any subsequent offering periods, and iGo stockholders will not have the opportunity to tender additional Shares.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after September 23, 2013, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following the procedures described in the Offer to Purchase any time before the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. See Section 3 - “Procedures for Tendering Shares” of the Offer to Purchase for a full description of the requirements for tending Shares (as well as procedures for permitted withdrawals).

The receipt of cash for Shares in the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5 - “Certain Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

iGo has agreed to provide Purchaser with iGo’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by Purchaser to record holders of Shares and will be furnished by Purchaser to brokers, dealers, commercial banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

Purchaser will determine, in its discretion (subject to the Purchase Agreement), all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent (as defined below), iGo or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone number set forth below and copies will be furnished at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Depositary or the Information Agent) for soliciting tenders of Shares in the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

 Email: tenderoffer@mackenziepartners.com

July 25, 2013